Henkel

A Brand like a Friend

RECEIVED
2004 JUN 28 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030992

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2004-06-24

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Creating a climate conducive to innovation".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dlw 6/29

Encl.

VCmail
24.06.2004 10:50
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release: "Prof. Dr. Ulrich Lehner at CESIO, 6th World Surfactants Congress in Berlin - Creating a climate conducive to innovation"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Prof. Dr. Ulrich Lehner at CESIO, 6th World Surfactants Congress in Berlin - Creating a climate conducive to innovation", which we distributed to the media.

With my very best regards,

Ernst Primosch

Press release

Prof. Dr. Ulrich Lehner at CESIO, 6th World Surfactants Congress in Berlin

Creating a climate conducive to innovation

"What we need to improve the climate for innovation within the European Union is more extensive cooperation within the industry coupled with a practicable statutory framework." This was the plea voiced by Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group speaking on June 21 in Berlin on behalf of the industry in his opening presentation for the 6th World Surfactants Congress. The organizer of the congress, which runs until June 23, is the European Surfactants Association CESIO (Comité Européen des Agents de Surface et de leurs Intermédiaires Organiques).

Düsseldorf/Berlin – Lehner's analysis was that the economic challenges facing manufacturers and downstream processors of surfactants in Europe can only be mastered through major innovative efforts. However, in order to achieve this, both partners within the industry would need to intensify their already close and mutually beneficial cooperation.

The worldwide market for surfactants – wash-active substances – amounted to approx. 12 million metric tons and 13 billion euros in 2003. As the core ingredients in all laundry and cleaning detergents for both domestic and industrial applications, as well as in numerous cosmetic products, surfactants play a central role in the development of essential properties such as performance, convenience and aesthetic appeal. "To create innovative products geared to making the life of the consumer easier, better and more beautiful, particularly through the provision of these properties, research and development will need to be conducted more intensively than before through joint projects," Lehner explained.

Suppliers of important basic chemicals need to become more involved as problem-solvers for the product manufacturing industry. Finding innovative solutions will only be possible if, for example, the developers of a detergent are involved as early as possible within the creative process. The right suppliers should be aiming to provide the consumer goods industry with added value, not only through lower commodity prices but also by devising their own "upstream" innovative solutions.

"The planned review of the EU chemicals policy offers an opportunity to establish a forward-looking system," said Lehner. The industry, he explained, fully supports the goal of protecting people and the environment from potential risks arising from chemical substances. But: "We expect from the European law-makers a statutory framework that is practicable for all participants, one that will allow European industry to remain competitive on the world stage and to bring innovations to market." It had to be ensured, he said, that European industry does not suffer any competitive disadvantages vis-à-vis its international competitors.

Within this context, Lehner also made reference to voluntary initiatives implemented by the industry – for example the detergents industry in Europe – which proactively promote environmental and consumer protection.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

June 21, 2004

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49 (0)211-797-3533
Fax: +49 (0)211-798-2484

Kerstin Ochs
Phone: +49 (0)211-797-3809
Fax: +49 (0)211-798-4040

press@henkel.com
presse.henkel.de

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